(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-23193
CUSIP NUMBER 03822W 10 9

For Period Ended: June 30, 2006.
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

APPLIED MICRO CIRCUITS CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

215 Moffett Park Drive

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA. 94089

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As previously announced, the Company’s Audit Committee has begun a self-initiated review of the Company’s historical stock option grant practices and related accounting. The Audit Committee is being assisted by outside legal counsel and accounting experts. At this time, the Audit Committee is in the final stages of its review, but has not reached final conclusions about the Company’s stock option practices and the related accounting treatment. Until the Audit Committee’s review is complete, the Company will be unable to complete and file its Quarterly Report on Form 10-Q for the three months ended June 30, 2006. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the completion of the Audit Committee’s review.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cynthia J. Moreland (Name)	(408) (Area Code)	452-8833 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended March 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because the review is still ongoing and no determination has been made as to whether it will result in any impact on the Company’s financial statements.

APPLIED MICRO CIRCUITS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2006	By:	/s/ Cynthia J. Moreland
Cynthia J. Moreland, Vice President, General Counsel & Secretary

This report contains forward-looking statements, including statements regarding the expected timing of the filing of the Company’s Quarterly Report on Form 10-Q and the expected financial results for the three months ended June 30, 2006. These forward looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to, potential delays in the Audit Committee’s review, the results of the review, and potential delays in the completion and filing of the Quarterly Report on Form 10-Q. More information about potential risks and uncertainties is included in the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended March 31, 2005, and the Company’s other filings with the Securities and Exchange Commission. Actual results could differ materially, as a result of such factors, from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

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